Exhibit 99.1

MDJM LTD and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2026	2025
	(Unaudited)
Assets

Current Assets
Cash and cash equivalents	$5,363,207	$700,479
Accounts receivable, net of allowance for Current Expected Credit Loss (“CECL”) - trade receivable of $251,616 and $Nil, respectively	24,909,952	—
Prepayments	451,523	122,013
Other receivables	38,931	14,805
Total Current Assets	30,763,613	837,297

Property and equipment, net	4,162,129	3,768,594

Non-Current Assets
Goodwill	1,482,975	—
Intangible assets, net	83,244	20,532
VAT credit	10,391	9,441
Deferred tax assets	56,337	—
Total Other Assets	1,632,947	29,973

Total Assets	$36,558,689	$4,635,864

Liabilities and Equity

Current Liabilities:
Accounts payable	$25,136,481	$—
Accrued expenses and other payables	42,453	41,799
Deferred income	11,043	4,126
Income tax payable	6,905	—
Series A warrants liabilities	4,655	333,657
Total Current Liabilities	25,201,537	379,582

Total Liabilities	25,201,537	379,582

Shareholders’ Equity:
Ordinary shares: 5,100,000,000 shares authorized, par value: $0.875 per share, 2,160,890 and 18,884 Class A shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively; 211,657 and 11,658 Class B shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	2,075,979	26,724
Additional paid in capital	13,825,799	7,747,232
Accumulated deficit	(5,030,485)	(3,875,615)
Accumulated other comprehensive income	155,160	357,941
Total equity attributable to owners of the Company	11,026,453	4,256,282
Non-controlling interest	330,699	—
Total Shareholders’ Equity	11,357,152	4,256,282
Total Liabilities and Shareholders’ Equity	$36,558,689	$4,635,864

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Six Months Ended June 30,

	2026	2025

Revenues	$2,028,128	$21,536
Cost of revenues	2,014,009	—
Gross profit	14,119	21,536

Operating Expenses:
Payroll and payroll taxes	347,686	49,737
Professional fees	1,107,360	349,532
Depreciation and amortization	41,635	38,404
(Reversal of allowance) allowance for CECL - accounts receivable, net	(6,609)	69
Other general and administrative expenses	197,560	239,199
Total Operating Expenses	1,687,632	676,941

Loss From Operations	(1,673,513)	(655,405)

Other Income (Expense):
Gain (loss) on foreign currency transactions	137,213	(142,028)
Gain on deconsolidation	—	157,555
Gain on valuation of warrants	329,002	770,352
Interest income	56,532	23,938
Total Other Income	522,747	809,817

(Loss) Income Before Income Tax	(1,150,766)	154,412
Income tax	2,409	—
Net (Loss) Income	$(1,153,175)	$154,412

Net (Loss) Income attributable to:
Owners of the Company	$(1,154,870)	$154,412
Non-controlling interest	$1,695	$—

Net (loss) income per ordinary share - basic and diluted	$(1.11)	$5.11

Weighted-average shares outstanding, basic and diluted	1,037,746	30,209
Comprehensive (Loss) Income:
Net (loss) income	$(1,153,175)	$154,412
Other comprehensive (loss) income, net of tax:
Change in foreign currency translation adjustments	(202,792)	471,186
Total Comprehensive (Loss) Income	$(1,355,967)	$625,598

Comprehensive (Loss) Income attributable to:
Owners of the Company	(1,357,651)	625,598
Non-controlling interest	1,684	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2026 and 2025

	Ordinary Shares					Accumulated
	Number of	Number of				Other	Total	Non-	Total
	Class A	Class B	Additional Paid in	Statutory	Accumulated	Comprehensive	Company’s	controlling	Shareholders’
	Ordinary Shares	Ordinary Shares	Capital	Reserve	Deficit	Income (Loss)	Equity	Interest	Equity
Balance - December 31, 2025	18,884	11,658	$7,747,232	$—	$(3,875,615)	$357,941	$4,256,282	$—	$4,256,282
Recognition of non-controlling interest in business combination	—	—	—	—	—	—	—	329,015	329,015
Issue of shares	1,801,377	—	6,454,597	—	—	—	8,030,802	—	8,030,802
Share-based compensation	200,000	200,000	(252,980)	—	—	—	97,020	—	97,020
Exercise of Series A Warrants	140,628	—	(123,050)	—	—	—	—	—	—
Net (loss) income	—	—	—	—	(1,154,870)	—	(1,154,870)	1,695	(1,153,175)
Change in foreign currency translation adjustment	—	—	—	—	—	(202,781)	(202,781)	(11)	(202,792)
Balance - June 30, 2026	2,160,890	211,657	$13,825,799	$—	$(5,030,485)	$155,160	$11,026,453	$330,699	$11,357,152

	Ordinary Shares					Accumulated
	Number of	Number of				Other	Total	Non-	Total
	Class A	Class B	Additional Paid in	Statutory	Accumulated	Comprehensive	Company’s	controlling	Shareholders’
	Ordinary Shares	Ordinary Shares	Capital	Reserve	Deficit	Income (Loss)	Equity	Interest	Equity
Balance - December 31, 2024	17,165	11,658	$9,870,996	$327,140	$(6,693,866)	52,104	$3,581,591	$—	$3,581,591
Rounding up of fractional shares resulting from the reverse stock split	4	—	—	—	—	—	—	—	—
Deconsolidation of VIE	—	—	(2,572,437)	(327,140)	2,862,740	36,837	—	—	—
Exercise of Series A Warrants - Cash received	1,715	—	322,500	—	—	—	324,000	—	324,000
Exercise of Series A Warrants	—	—	126,180	—	—	—	126,180	—	126,180
Net income	—	—	—	—	154,412	—	154,412	—	154,412
Change in foreign currency translation adjustment	—	—	—	—	—	471,186	471,186	—	471,186
Balance - June 30, 2025	18,884	11,658	$7,747,239	$—	$(3,676,714)	$560,127	$4,657,369	$—	$4,657,369

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30,

	2026	2025
Cash Flows from Operating Activities:
Net (loss) income	$(1,153,175)	$154,412
Adjustments to reconcile income (loss) to net cash used in operating activities:
Depreciation and amortization	41,635	38,404
(Reversal of allowance) allowance for CECL - trade receivable, net	(6,609)	69
(Gain) loss on foreign currency transactions	(137,213)	142,028
Gain on valuation of warrants	(329,002)	(770,352)
Gain on deconsolidation	—	(157,555)
Share-based compensation	97,020	—
Deferred income tax	1,480	—
Changes in operating assets and liabilities:
Accounts receivables	660,907	(19,612)
Prepayments	(338,573)	(154,566)
Other receivables	(1,025,553)	(31,464)
Accounts payable	(31,408)	—
Accrued expenses and other payables	(655,442)	(10,483)
Related party payable	—	(3,243)
Deferred income	7,077	7,477
Income tax payable	929	—
Net Cash Used in Operating Activities	(2,867,927)	(804,885)

Cash Flows from Investing Activities:
Purchase of property and equipment	(488,640)	(40,916)
Purchase of intangible assets	(38,585)	—
Cash received on acquisition of a subsidiary	18,515	—
Cash removed from consolidation due to deconsolidation of VIE	—	(118)
Net Cash Used in Investing Activities	(508,710)	(41,034)

Cash Flows from Financing Activities:
Proceeds from issuance of shares	8,030,802	—
Proceeds from exercise series warrants A	—	324,000
Net Cash Provided by Financing Activities	8,030,802	324,000

Effect of exchange rate changes on cash and cash equivalents	8,563	1,185

Net increase (decrease) in cash and cash equivalents	4,662,728	(520,734)
Cash and cash equivalents - beginning of the period	700,479	1,826,834
Cash and cash equivalents - end of the period	$5,363,207	$1,306,100

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$—	$—
Income taxes	$—	$—

Non-cash investing and financing activities
Share-based compensation applied to prepaid expense	$—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MDJM LTD (the “Company” or “MDJM”) was incorporated on January 26, 2018 under the laws of the Cayman Islands as an exempted company originally named MDJLEAD LTD. On May 7, 2018, the Company adopted its current name, MDJM LTD. Prior to 2023, the Company, through its subsidiaries and its consolidated variable interest entity (“VIE”), was primarily engaged in providing comprehensive services throughout the life cycle of residential real estate projects in the People’s Republic of China (the “PRC”). These services included primary real estate agency, consulting, and the training and evaluation for primary agency sales. Since 2022, the Company has diversified its business into the hospitality industry by purchasing and managing hotel and restaurant businesses in the United Kingdom (the “UK”). In 2022, through its UK subsidiaries, the Company acquired two UK real estate properties, among which one is currently undergoing remodeling to be transformed into a hotel with restaurant facilities, and the other was open to the public in March 2023. In June 2026, the Company has further diversified its business through acquisition of 75% ownership interest in Mirai Co., Ltd. (株式会社みらい) (“Mirai”), which was incorporated in Japan and principally engaged in the supply of consumer electronics and cosmeceutical products to corporate distributors.

The Company and its subsidiaries are collectively referred to as the “Group”. Where appropriate, the term, the “Company” also refer to MDJM or the Company and its subsidiaries as a whole.

Ownership and Control Structure

MDJM wholly owned MDJCC Limited (“MDJM Hong Kong”), which was incorporated on February 9, 2018 under the laws of Hong Kong. MDJM Hong Kong held 100% ownership interest in Beijing Mingda Jiahe Technology Development Co., Ltd. (“Mingda Beijing”), a limited liability company organized on March 9, 2018 under the laws of the People’s Republic of China (the “PRC”). Mingda Beijing was classified as a wholly foreign-owned enterprise.

On April 28, 2018, Mingda Beijing entered into a series of contractual arrangements, commonly referred to as a variable interest entity structure, with Tianjin Mingda Jiahe Real Estate Co., Ltd. (“Mingda Tianjin”). Mingda Tianjin, a limited liability company organized on September 25, 2002 under the laws of the PRC, changed its name to Mingdajiahe (Tianjin) Co., Ltd. on February 2, 2021. Mingda Tianjin conducted MDJM’s primary business operations in China prior to 2023.

MDJM wholly owns MD Local Global Limited (“MDJM UK”), which was incorporated in the UK under the Companies Act 2006 as a private company on October 28, 2020. It is registered in England and Wales. MDJM UK holds 100% ownership interest in Mansions Catering and Hotel Ltd (“Mansions”), formerly known as Mansions Estate Agent Ltd, which was incorporated under the laws of England on June 15, 2021, to engage in hotel management and hospitality services.

At the time of Mansions’ incorporation, MDJM UK held 51% equity interest, Ocean Tide Wealth Limited, a specialist mortgage broker in the United Kingdom, held 41%, and the remaining 8% was held by Mingzhe Zhang, an individual shareholder. On May 20, 2022, MDJM UK acquired Ocean Tide Wealth Limited’s 41% ownership interest for a consideration of one British pound sterling. On the same date, MDJM UK also acquired Mingzhe Zhang’s 8% ownership interest for a consideration of one British pound sterling. Following these acquisitions, MDJM UK now holds 100% ownership of Mansions.

MDJM wholly owned Fernie Castile Culture Limited (“FCC”), which was incorporated in the UK on August 22, 2023. FCC was expected to engage in the management and development of the “Fernie” brand, including related products and services. FCC did not conduct significant business activities and did not generated any revenue. As of the date of this report, FCC has been dissolved.

MD Lokal Global GmbH (“MD German”) is a wholly owned subsidiary of MDJM, incorporated on February 16, 2022, under the laws of Germany. Since its establishment, MD German has not conducted significant business activities and has not generated any revenue.

Mingda Jiahe Development Investment Co., Ltd. (“MD Japan”) is a wholly owned subsidiary of MDJM, incorporated on January 14, 2022, under the laws of Japan. Since its establishment, MD Japan has not conducted significant business activities and has not generated any revenue.

On June 11, 2026, Mansions acquired 75% ownership interest in Mirai from an independent individual shareholder, Leyong Lin, for consideration consisting of (i) US$580,000 in cash and (ii) 730,000 newly issued Class A ordinary shares of the Company at a deemed issuance price of US$0.575 per share, representing an aggregate deemed value of US$419,750 for the shares.

Subsequent to the period end date in July 2026, MDJM Hong Kong was dissolved.

VIE Arrangements

PRC regulations prohibit or restrict foreign ownership of companies that provide services in certain industries. To comply with these regulations, on April 28, 2018, Mingda Beijing entered into a series of contractual arrangements with Mingda Tianjin and shareholders of Mingda Tianjin (collectively, the “VIE Agreements”). Due to PRC legal restrictions on foreign ownership in the real estate sector, neither the Company nor its subsidiaries owned any equity interest in Mingda Tianjin. Instead, for accounting purposes, the Company controlled and received the economic benefits of Mingda Tianjin’s business operation through the VIE Agreements, which enabled the Company to consolidate the financial results of Mingda Tianjin and its subsidiaries in its consolidated financial statements under the generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Agreements that Transfer Economic Benefits of Mingda Tianjin

On April 28, 2018, Mingda Beijing entered into an “Exclusive Business Cooperation Agreement” (the “Business Agreement”) with Mingda Tianjin. Pursuant to the Business Agreement, Mingda Beijing would provide a series of consulting and technical support services to Mingda Tianjin and was entitled to receive 100% of Mingda Tianjin’s net income after deduction of required PRC statutory surplus reserve as a service fee. The service fee was paid annually or at any such time agreed by Mingda Beijing and Mingda Tianjin. The term of this Business Agreement was valid for 10 years upon execution of the agreement and may be extended or terminated prior to the expiration date at the will of Mingda Beijing. Unless expressly provided by the Business Agreement, without prior written consent of Mingda Beijing Mingda Tianjin may not engage any third party to provide the services offered by Mingda Beijing under the agreement.

Agreements that Enable the Company to Control and Receive the Economic Benefits of Mingda Tianjin’s Business Operation for Accounting Purposes

On April 28, 2018, each of the shareholders of Mingda Tianjin entered into an “Exclusive Option Agreement” (collectively, the “Option Agreements”) with Mingda Beijing. Pursuant to the Option Agreements, each of the shareholders of Mingda Tianjin granted an irrevocable and unconditional option to Mingda Beijing or its designees to acquire all or part of such shareholder’s equity interests in Mingda Tianjin at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Mingda Tianjin would be equal to the registered capital of Mingda Tianjin, and if PRC law required the consideration to be greater than the registered capital, the consideration would be the minimum amount as permitted by PRC law. The Option Agreements were valid for 10 years upon execution of the agreements and may be extended prior to the expiration date at will by Mingda Beijing.

On April 28, 2018, each of the shareholders of Mingda Tianjin also entered into a “Share Pledge Agreement” (collectively, the “Pledge Agreements”) with Mingda Beijing. Pursuant to the Pledge Agreements, the shareholders pledged their respective equity interests in Mingda Tianjin to guarantee the performance of the obligations of Mingda Tianjin. Mingda Beijing, as pledgee, would be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the Pledge Agreements, each of the shareholders of Mingda Tianjin could not transfer, sell, pledge, dispose of, or otherwise create any new encumbrance on their respective equity interests in Mingda Tianjin without the prior written consent of Mingda Beijing. The equity pledge right would expire when the exclusive business cooperation between Mingda Beijing and Mingda Tianjin was terminated, and all service fees were paid. The equity pledges of Mingda Tianjin were registered with the relevant local branch of the State Administration for Industry and Commerce.

The Company, through its subsidiaries and the VIE Agreements, had (1) the power to direct the activities of Mingda Tianjin that most significantly affect the entity’s economic performance and (2) the right to receive benefits from Mingda Tianjin. Accordingly, the Company was the primary beneficiary of Mingda Tianjin and had consolidated the financial results of Mingda Tianjin.

Termination of the VIE Agreements

On March 3, 2025, the Board of Directors resolved to terminate the contractual arrangements with Mingda Tianjin. On March 1, 2025, Mingda Beijing entered into termination agreements (the “Termination Agreement”) with Mingda Tianjin and its shareholders, pursuant to which all VIE agreements were terminated. As a result, Mingda Beijing ceased providing business support and related consulting services to Mingda Tianjin and was no longer recognized as a beneficial owner of Mingda Tianjin. On March 5, 2025, the local authorities in Beijing issued a Notice of Deregistration of Equity Pledge to each shareholder of Mingda Tianjin, thereby formally completing the deregistration of equity pledges and officially terminating the contractual arrangements between Mingda Beijing and Mingda Tianjin.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments consisting of normal recurring accruals and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements have been included. The results reported in the unaudited condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year.

The unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading.

These unaudited condensed consolidated financial statements and accompanying notes should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 1, 2026.

The condensed consolidated balance sheet as of December 31, 2025, included herein has been derived from the audited consolidated financial statements as of December 31, 2025, but does not include all disclosures required by the U.S. GAAP.

The accompanying condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, Mingda Tianjin from January 1, 2025 to March 5, 2025, and Mingda Beijing from January 1, 2025 to August 25, 2025. All significant inter-company accounts and transactions have been eliminated on consolidation.

On February 19, 2026, the board of directors of Company approved a resolution to effect a 35-for-1 consolidation of its ordinary shares. Pursuant to the consolidation, each 35 ordinary shares with a par value of $0.025 per share (including all issued and unissued shares) were combined into one ordinary share with a par value of $0.875. The accompanying consolidated financial statements have been retroactively adjusted to reflect the share consolidation.

The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (i) has the power to direct the activities that most significantly affect the economic performance of the VIE, and (ii) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

Use of Estimates

The preparation of these unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the unaudited condensed consolidated financial statements include useful lives and valuation of long-lived assets, allowance for CECL - accounts receivable, valuation allowance on deferred tax, valuation on stock-based compensation and valuation on derivative liabilities.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date;

Level 2 – Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data; and

Level 3 – Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, other receivables, prepayments, accounts payable, accrued expenses and other payables and income tax payable approximate their fair value based on the short-term maturity of these instruments.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.

The Group maintains cash and cash equivalents with various commercial banks in the UK. Cash held in the UK is denominated in British pound sterling and is freely transferable out of the UK.

The Group also maintains cash and cash equivalents with various commercial banks in Japan. Cash held in Japan is denominated in Japanese Yen and is freely transferable out of Japan.

Property and Equipment, Net

Property and equipment are carried at cost, less accumulated depreciation. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property and equipment. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Depreciation is computed using the straight-line method over the estimated useful lives.

When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in the results of operations.

Classification	Estimated Useful Life
Buildings and leasehold improvement	50 years
Building fixtures, facilities, furniture, and landscaping	4 to 10 years
Office equipment and fixtures	3 to 5 years
Vehicles	4 or 5 years

Revenue Recognition

The Group adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Group determines revenue recognition through the following five steps: (1), identification of the contract, or contracts, with a customer, (2), identification of the performance obligations in the contract, (3), determination of the transaction price, (4), allocation of the transaction price to the performance obligations in the contract; and (5), recognition of revenue when, or as, the Group satisfies a performance obligation.

MDJM UK and Mansions

The operating entities’ service contracts typically include the terms of parties, services to be provided, service covered period, details of service fee calculation, and terms or conditions when services are to be paid. The performance obligation of the operating entities is clearly defined as to the sale of real properties specified in the contracts. The performance obligation is satisfied when at the point of closing of the sales contract with each property buyer is completed and when the developer receives the proceeds from the sales (cash and/or bank loans). The commission fee is determined based on the total value of the property sold multiplied by the commission rate agreed upon in the contracts. The commission rates vary among developers. The payment terms also vary with certain developers dividing the contracts into several phases and making payment when a phase has been completed. These variable considerations will not change the calculation of the commission fee. The transaction price is determined based on the commission rate and properties sold.

The Group engages in the business of managing rental properties through Mansions. Revenue from one-time referral fees paid by tenants is recognized proportionally over the lease term. The Group recognizes this revenue when both of the following conditions are met: (a) the lease agreement has been executed, and (b) the tenant has made its first payment. Mansions also provides property management services to tenants and collects service fees for these services. Management service fees are recognized on a monthly basis. Any prepayment of monthly service fees is recorded as deferred income until the related services are provided.

The Group engages in the hotel business through MDJM UK and Mansions, which began operations in March 2023. Revenue from hotel operations is recognized when control of goods and services is transferred to the customer, typically at the point in time when the customer consumes or utilizes the services provided by the Group’s hotels. The Group’s hotel revenue streams primarily consist of room accommodations, food and beverage services, event and meeting space rentals, and other ancillary services. Revenue from these streams is recognized as follows:

Room Accommodations: Revenue from room accommodations is recognized over the duration of the customer’s stay, as control of the lodging service is transferred to the customer during the stay. Revenue is allocated to each night’s stay based on the agreed-upon room rate.

Food and Beverage Services: Revenue from food and beverage services is recognized at the point in time when the food and beverages are served to the customer. Revenue is based on menu prices and is recognized as the customer consumes the items.

Event and Meeting Space Rentals: Revenue from event and meeting space rentals is recognized at the point in time when the event or meeting space is made available to the customer for the event. Revenue is recognized based on the agreed-upon rental fee for the space.

Ancillary Services: Revenue from other ancillary services, such as parking and recreational facilities, is recognized at the point in time when the service is provided to the customer.

The transaction price for each contract is determined based on the consideration agreed upon with the customer. If contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on their relative standalone selling prices.

Mirai

The Group engages in the business of supply of consumer electronics and cosmeceutical products to corporate distributors in Japan through Mirai. The Group recognized revenue from the sale of products at the point in time when the goods were delivered and title to the goods passed to the customer, provided that there were no uncertainties regarding customer acceptance; persuasive evidence of an arrangement existed; the sales price was fixed or determinable; and collectability was deemed probable.

The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods to a customer. The transaction price is generally fixed. None of the Group’s contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to government entities.

Sales of products are for cash or otherwise agreed-upon credit terms. The payment terms vary by location and customer. The revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and obligation has been fulfilled. Revenue is measured as the amount of consideration. The Group expects to receive in exchange for products. The sales terms do not allow for a right of return except for matters related to any defects on the Group’s part.

Principal vs. Agent Considerations

In accordance with the guidance under ASC 606, the Group has assessed whether it acts as a principal or an agent in transactions involving customers and suppliers. The management has concluded that it acts as a principal.

For sales of products, the Group obtains control of the products before they are transferred to end users (customers), and it has the ability to direct the suppliers to supply the products as well as logistics services. The Group is contractually responsible for fulfilling the performance obligations to the customers under separate agreements. As such, the Group controls the specified goods before they are transferred to the customer.

The Group periodically reviews its contracts to ensure that revenue recognition practices remain consistent with the principles of ASC 606. Any changes in estimates or adjustments to revenue recognition are recognized in the period in which the change or adjustment becomes known.

Segment

ASC 280, Segment Reporting requires a public entity to report separately information about an operating segment that meets any of the following quantitative thresholds: (a) its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments; (b) the absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either: 1. the combined reported profit of all operating segments that did not report a loss or 2. the combined reported loss of all operating segments that did report a loss; or (c) its assets are 10 percent or more of the combined assets of all operating segments. Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements. A company’s operating segments are defined as components of the company that engage in business activities that generate revenue and incur expenses, and whose results are regularly reviewed by the company’s chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance.

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making operating decisions and assessing performance as the source for determining the Group’s reportable segments.

Lease

ASC 842 requires the Group to determine whether a contract is a lease or contains a lease at the inception of the contract, considering all relevant facts and circumstances. A contract is a lease or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

A lease is classified as a finance lease when the lease meets any of the following criteria: (i) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining economic life of the underlying asset, (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease not classified as a finance lease is classified as an operating lease.

A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee should include payments to be made in optional periods only if the lessee is reasonably certain to exercise its option to extend the lease or not exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option.

The Group elected not to recognize on balance sheet leases with terms of 12 months or less. The Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend the lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew.

Business Tax and Value Added Tax (“VAT”)

The PRC government implemented a VAT reform pilot program, which replaced the business tax with VAT. Since May 2016, the changes from business tax to VAT have been expanded to all other service sectors which used to be subject to business tax. The VAT rate applicable to subsidiaries and consolidated VIE of the Company was 6%.

The UK government charges VAT on business services and commissions. The standard VAT rate is 20%. All income of the UK subsidiaries will be subject to VAT.

The Japan government charges VAT or consumption tax on supply of goods. The standard VAT rate is 10%. All income of Mirai will be subject to VAT.

The Group accrues VAT payable when revenue is recognized.

Income Taxes

The Group’s operation in the PRC was governed by the income tax laws of the PRC. The Chinese Corporate Income Tax applies to all companies in China, foreign owned and Chinese owned. It is levied on company profits at a rate of 25%.

The Group’s operations in the UK are subject to UK corporation tax. For financial years beginning on or after April 1, 2023, a small profits rate of 19% applies to taxable profits up to GBP50,000 and a main rate of 25% applies to taxable profits over GBP250,000. Companies with profits between GBP50,000 and GBP250,000 are generally chargeable at the 25% main rate but may claim Marginal Relief, which reduces the effective rate between 19% and 25%. These rate bands, including the small profits rate, main rate and Marginal Relief limits, have remained in place in subsequent years covered by these condensed consolidated financial statements.

The Group’s operation in Japan was governed by the income tax laws of Japan. The applicable statutory effective tax rate is 30.6% according to the Japan tax laws.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities, and their reported amounts in the condensed consolidated financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying condensed consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the six months ended June 30, 2026 and 2025.

Per Share Amounts

The Company computes per share amounts in accordance with ASC 260, Earnings per Share (“EPS”), which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to holders of ordinary shares by the weighted-average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive ordinary share equivalents.

As of June 30, 2026, the Company had a total of 16,543 units of Series A warrants (“Series A Warrants”) outstanding, exercisable at a price of $189 per warrant. The closing price of the Company’s ordinary shares was $0.4596 as of June 30, 2026. Since the exercise price of the warrants exceeded the share price, the warrants had no dilutive impact. Consequently, all potentially dilutive securities were excluded from the computation of diluted shares outstanding, as they would have had an anti-dilutive effect. The Series A Warrants are set to expire on March 20, 2028.

	June 30,
	2026	2025
Numerator for earnings per share:
Net (loss) income attributable to the Company’s ordinary shareholders	$(1,153,175)	$154,412
Denominator for basic and diluted EPS:
Basic and weighted average ordinary shares	1,037,746	30,209
Per share amount
Per share - basic and diluted	$(1.11)	$5.11

Comprehensive Income

The Company follows ASC 220-10, Reporting Comprehensive Income, which requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders.

Foreign Currency Translation

The Group’s principal operations are based in the UK and Japan, and, prior to 2024, also in the PRC. Its financial position and operational results are determined by using GBP, JPY and RMB as functional currencies, as applicable. However, the condensed consolidated financial statements of the Company are presented in U.S. Dollars. Foreign currency-denominated results of operations and cash flows are translated at the average exchange rate during the reporting period. Assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, while equity in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Consequently, amounts reported on the condensed consolidated statements of cash flows may not align precisely with changes in corresponding balances on the condensed consolidated balance sheets. Translation adjustments resulting from period-to-period exchange rate fluctuations are included as a separate component of accumulated other comprehensive income (loss) in the condensed consolidated balance sheets and statements of changes in shareholders’ equity. Foreign currency transactions are translated into the functional currency at the exchange rates prevailing on the transaction dates. Any resulting gains or losses are recognized in the results of operations as they occur. For the six months ended June 30, 2026 and 2025, a transaction gain of $137,213, and a loss of $142,028, respectively, was recorded in the condensed consolidated statements of operations and comprehensive income (loss).

The following table outlines the currency exchange rates used in the condensed consolidated financial statements:

	June 30,	June 30,	December 31,
1 US$ = RMB	2026	2025	2025
At end of the period – RMB	N/A	7.1636	6.9931
Average rate for the period ended – RMB	N/A	7.2520	7.1875

1 US$ = GBP
At end of the period – GBP	0.7542	0.7288	0.7437
Average rate for the period ended – GBP	0.7433	0.7703	0.7580

1 US$ = JPY
At end of the period – JPY	162.6100	N/A	N/A
Average rate for the period ended – JPY	161.2038	N/A	N/A

Concentration Risk

The Company’s subsidiaries in the UK have bank accounts in the UK. Customer deposits held by banks, building societies and credit unions (including in Northern Ireland) in UK establishments that are authorized by the Prudential Regulation Authority (PRA) are protected by the Financial Services Compensation Scheme (FSCS) up to GBP85,000, which was approximately $113,000. The Company’s total unprotected cash in bank amounted to approximately $5,350,000 and $516,000 as of June 30, 2026 and 2025, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Deconsolidation

In accordance with ASC 810-10-40, deconsolidation of a subsidiary occurs when: (a) some or all of the ownership interests of the subsidiary are sold resulting in the loss of a controlling financial interest; (b) a contractual agreement granting control of the subsidiary expires; (c) the subsidiary issues its shares to outsiders reducing the parent’s ownership interest resulting in the loss of a controlling financial interest; or (d) the subsidiary becomes subject to the control of a government, court, administrator, or regulator.

The parent should recognize a gain or loss measured as the difference between: (a) the aggregate of: (i) the fair value of any consideration received, (ii) the fair value of any retained non-controlling interest, and (iii) the carrying amount of any non-controlling interest at the date the subsidiary is deconsolidated; and (b) the carrying amount of the subsidiary’s assets and liabilities.

A subsidiary should be deconsolidated from the date a controlling financial interest is lost and should also consider the equity components included in the non-controlling interest and the amounts previously recognized in accumulated other comprehensive income (loss), that is, the foreign currency translation adjustment.

Recently Adopted Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU provides a practical expedient to assume that conditions as of the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This guidance is effective for annual reporting periods beginning after December 15, 2025, and for interim periods within those annual reporting periods, with early adoption permitted. The amendments in ASU 2025-05 should be applied prospectively. The Group adopted this standard for the period beginning January 1, 2026 and the adoption did not have a material impact on the condensed consolidated financial statements.

Recently Issued Accounting Pronouncements

The Group considers the applicability and impact of all ASUs. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have a minimal impact on the Group’s consolidated financial position and/or results of operations. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in the required additional disclosures being included in the consolidated financial statements, once adopted.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable for the six months ended June 30, 2026 primarily consisted of receivable from sales of goods to third-party customers. There were no accounts receivable as of December 31, 2025. Accounts receivable are recognized and carried at the amount billed to a customer, net of allowance for expected loss from doubtful accounts.

As of June 30, 2026 and December 31, 2025, accounts receivable consisted of the following:

	June 30,	December 31,
	2026	2025
Accounts receivable	$25,161,568	$—
Allowance for CECL	(251,616)	—
Accounts receivable, net	$24,909,952	$—

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016 - 13”), requires entities to measure and recognize expected credit losses on all financial assets held at amortized cost. The CECL model requires the measurement of expected credit losses, even when the risk of loss is remote. Management believes that historical collection information is a reasonable basis on which to determine expected credit losses because the composition of accounts receivable at the reporting date is consistent with the data used in developing the historical credit-loss percentages. In other words, customer risk characteristics and payment practices have remained relatively stable over time. However, current and reasonably foreseeable economic conditions are expected to have a significant impact on the Company’s collectability of accounts receivable. The Company applies the Bank of England’s lending rate, together with its historical loss rate, as a forward-looking adjustment in estimating expected credit losses under CECL. Management believes this approach appropriately reflects the potential time value of money while incorporating expectations about broader economic conditions. Accounts receivable with similar risk characteristics are pooled for purposes of calculating CECL.

The following CECL rates were used to calculate expected credit losses for the six months ended June 30, 2026.

Age of accounts receivable	Current
Historical loss rate	0.00%
Adjustment rate	1.00%
CECL rate	1.00%

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	June 30,	December 31,
	2026	2025
Land and buildings	$3,239,944	$3,285,708
Building fixtures, facilities, and furniture	225,131	225,971
Leasehold improvement	26,904	27,284
Landscaping	22,930	23,254
Office equipment and fixtures	3,690	3,742
Vehicles	43,033	43,641
Construction in progress	890,535	412,675
Total Assets	4,452,167	4,022,275
Less: accumulated depreciation	(290,038)	(253,681)
Net Assets	$4,162,129	$3,768,594

For the six months ended June 30, 2026 and 2025, depreciation and amortization expenses were $41,635 and $38,404, respectively.

NOTE 5 – GOODWILL

On June 11, 2026, the Group acquired 75% ownership interest in Mirai for consideration consisting of (i) US$580,000 in cash and (ii) 730,000 newly issued Class A ordinary shares of the Company at a deemed issuance price of US$0.575 per share, representing an aggregate deemed value of US$419,750 for the shares.

The transaction was accounted for in accordance with the provisions of ASC 805-10, Business Combinations. The Group retained independent appraisers to advise management in the determination of the fair value of the various assets acquired and liabilities assumed. The values assigned in these condensed consolidated financial statements represent management’s best estimate of fair values as of the acquisition date.

As required by ASC 805-20, Business Combinations – Identifiable Assets and Liabilities, and Any Non-controlling Interest, management conducted a review to reassess whether they identified all the assets acquired and liabilities assumed, and followed ASC 805-20’s measurement procedures for recognition of the fair value of net assets acquired.

The excess of the purchase price over the aggregate fair value of assets acquired was allocated to goodwill. The results of operations of the acquired subsidiary have been included in the condensed consolidated statements of operations and comprehensive income from the date of acquisition.

The following table summarizes the allocation of estimated fair values of net assets acquired and liabilities assumed:

June 11,
2026
Cash and cash equivalents	$18,595
Accounts receivable, net	25,892,983
Prepayments	29
Other receivables	1,925
Intangible assets, net	26,457
Deferred tax assets	58,560
Accounts payable	(25,496,893)
Accrued expenses and other payables	(664,636)
Income tax payable	(6,063)
Total	$(169,043)

Impairment testing is performed on a scheduled basis at the end of period and on an ad hoc basis where there are indications of impairment. The management performed an evaluation of impairment of goodwill as at June 30, 2026 by using discounted cash flow method on the expected results of its business operations with annual growth rate of 2.0% and discount rate of 11.57% applied. There was no provision for impairment loss on goodwill during the six months ended June 30, 2026.

NOTE 6 – INCOME TAX AND DEFERRED TAX ASSETS

The Company and its subsidiaries have no presence in the United States and do not conduct business in the United States, so no United States income tax is imposed upon the Company and its subsidiaries.

MDJM was incorporated under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, the Company and its subsidiaries are not subject to income tax or capital gains tax. In addition, dividends paid by the Company to its shareholders are not subject to Cayman Islands withholding tax. For the six months ended June 30, 2026, MDJM reported net loss before income tax of $1,150,766. As the Company is not subject to income taxes in its jurisdiction of incorporation, no provision for current or deferred income tax has been recorded in the accompanying condensed consolidated financial statements.

MDJM Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJM Hong Kong did not have significant activities in Hong Kong for the six months ended June 30, 2026 and 2025.

MDJM UK and Mansion were incorporated in the UK. A UK company is subject to UK corporation tax on its income and capital profits. From April 1, 2023, the main rate of corporation tax increased from 19% to 25%, and a new 19% small profits rate of corporation tax was introduced for companies whose profits do not exceed GBP50,000.

The Group conducted substantially all of its business in the PRC through its VIE and subsidiaries before deconsolidation in 2025. The operating entities located in the PRC were subject to PRC income taxes, a standard tax rate of 25%. At the beginning of 2019, China State Administration of Taxation issued an income tax abatement policy to small businesses with taxable income less than RMB 3 million, number of employees less than 300, and total assets less than RMB 50 million for the tax periods from January 1, 2019 to December 31, 2021. According to the tax abatement policy, the income tax rate was reduced to 5% for small businesses with a taxable income less than RMB 1 million, the income tax rate was reduced to 10% for small businesses with taxable income from RMB 1 million to RMB 3 million. From January 1, 2022 to December 31, 2027, income tax rate is 5% for small businesses with taxable income between RMB 1 million to 3 million. The Group was qualified to receive the above tax abatement.

Mirai is subject to Japan national and local corporate taxes. The applicable statutory effective tax rate is 30.6% according to the Japan tax laws.

No current income tax was paid for the six months ended June 30, 2026 and 2025. The following table presents income (loss) before income taxes and income tax expenses by each jurisdiction:

	June 30,	June 30,
	2026	2025
(Loss) income before income tax
UK	$(91,080)	$(243,362)
Japan	9,190	—
Other foreign jurisdictions	(1,068,876)	397,774
	$(1,150,766)	$154,412

Income tax expenses
Current tax – Japan	$929	$—
Deferred tax – Japan	1,480	—
	$2,409	$—

Deferred income tax assets are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the condensed consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the condensed consolidated statements of operations and comprehensive income (loss) in the period of the enactment of the change.

Deferred tax assets, net were as follows:

	June 30,		December 31,
Deferred Tax Assets:	2026		2025
Allowance for CECL - accounts receivable		$56,337	$—
Net operating loss – UK		245,381	218,712
Total deferred tax assets		301,718	218,712
Valuation allowance		(245,381)	(218,712)
Net deferred tax assets		$56,337	$—

Reconciliation of the statutory income tax rate and the Group’s effective income tax rate for the six months ended June 30, 2026 and 2025 were as follows:

	June 30,	June 30,
PRC	2026	2025
Hong Kong statutory income tax rate	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	(16.50)%	(16.50)%
PRC statutory income tax rate	—	25.00%
Valuation allowance recognized with respect to the loss in PRC Company	—	(25.00)%
Effect of valuation and deferred tax adjustments	0.00%	0.00%
Effective rate	0.00%	0.00%

UK
UK statutory income tax rate	19.00%	19.00%
Valuation allowance recognized with respect to the loss in UK	(19.00)%	(19.00)%
Effect of valuation and deferred tax adjustments	0.00%	0.00%
Effective rate	0.00%	0.00%

Japan
Japan statutory income tax rate	30.60%	—
Effect of valuation and deferred tax adjustments	(4.39)%	—
Effective rate	26.21%	—

As of June 30, 2026 and December 31, 2025, the Company had no significant uncertain tax positions that qualified for either recognition or disclosure in the condensed consolidated financial statements. As of June 30, 2026 and December 31, 2025, income tax returns for the tax years ended December 31, 2021 through December 31, 2025 remained open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the condensed consolidated financial statements as of June 30, 2026. In addition, the outcome of these examinations may impact on the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases in its liability for unrecognized tax benefit within the next 12 months.

The management evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2026 and December 31, 2025 and 2024, the Group did not have any unrecognized uncertain tax positions. For the six months ended June 30, 2026 and 2025, the Group did not incur any interest and penalties related to potential underpaid income tax expenses.

NOTE 7 – ACCOUNTS PAYABLE

	June 30, 2026	December 31, 2025
Total Accounts Payable	$25,136,481	$—

The Group normally obtains credit terms ranging from 30 to 90 days from suppliers.

NOTE 8 – ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	June 30, 2026	December 31, 2025
Payroll and social security payable	$16,508	$30,142
Other payables and accrued liabilities	25,945	11,657
Total Accrued Expenses and Other Payables	$42,453	$41,799

NOTE 9 - OPERATING LEASES

The Group is a lessee under short-term operating leases for office premises with initial non-cancellable terms of less than 1 year. Options to extend a lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew the lease. The Group selected the short-term lease practical expedient under ASC 842, therefore no right-of-use assets or lease liabilities are recorded.

The lease expense recognized for such leases is on a straight-line basis over the lease terms. Such operating lease expenses amounted to $Nil for the six months ending June 30, 2026 and 2025.

As of June 30, 2026 and December 31, 2025, undiscounted committed future payments under outstanding short-term leases do not differ materially from annual short-term lease costs recognized in the condensed consolidated statements of operations, thus no separate schedule of future short-term lease commitments is presented.

NOTE 10 – WARRANT LIABILITIES

The Company accounts for its outstanding Series A Warrants as liabilities on the condensed consolidated balance sheet due to their derivative characteristics. These warrants are measured at fair value upon issuance and are subsequently remeasured at each reporting date, with changes in fair value recognized in the condensed consolidated statement of operations. The fair value of the warrant liabilities is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. As of June 30, 2026, the fair value of the warrant liabilities was $4,655, which is presented as a current liability on the condensed consolidated balance sheet. The Series A Warrants are set to expire on March 20, 2028.

Private Placement – 2024

On September 18, 2024, the Company completed a private placement with twelve investors, issuing a total of 3,112 units at an offering price of $787.50 per unit, for total gross proceeds of approximately $2.45 million (the “Offering 2024”). Each unit consists of one ordinary share of the Company, par value $0.875 per share (the “Ordinary Share”), one Series A warrant (the “September 2024 Series A Warrant”), and one Series B warrant(the “September 2024 Series B Warrant”).

The September 2024 Series A Warrant entitles the holder to purchase one Ordinary Share at an exercise price of $1,181.25 per share, subject to downward adjustment to match the latest issuance price in the event of a dilutive issuance. The September 2024 Series B Warrant is a compensatory warrant, designed to protect investors against potential share price declines. If the Company’s share price falls below the offering price, the September 2024 Series B Warrant allows the investor to receive additional Ordinary Shares such that the total number of shares issued is equal to the original investment amount divided by the lower of: (i) 90% of the lowest trading price during any ten-day period, or (ii) a floor price of $189.00 per share (collectively, the “Purchaser Warrants”). The Purchaser Warrants are immediately exercisable upon issuance and expire three years and six months from the issuance date.

Classification of September 2024 Series A Warrants as Liabilities

According to ASC 815-40-25, a financial instrument is classified as equity if it meets the following criteria: 1. Settlement in Issuer’s Own Shares: The instrument must be settled solely by delivering a fixed number of shares; and. 2. Fixed-for-Fixed Rule: The instrument must have a fixed exercise price and entitles the holder to a fixed number of shares.

September 2024 Series A Warrants have the following key characteristics:

●	Downward Adjustment Mechanism: The exercise price adjusts for future dilutive issuances.
●	Floor Price: $189.00 per share, which matches the floor price of the September 2024 Series B Warrants.
●	Dilution of Units: The number of September 2024 Series A Warrants increased from 3,112 to 19,446 due to the downward adjustment of the exercise price.

Therefore, the September 2024 Series A Warrants likely fail to meet the fixed-for-fixed criterion under ASC 815-40 and should be classified as liabilities rather than equity. Additionally, September 2024 Series A Warrants with downward pricing adjustments linked to future events are treated as derivatives.

Fair Value Measurements of Warrant Liabilities

September 2024 Series A Warrants are classified as liabilities or derivatives and must be measured at fair value in accordance with ASC 815-10-45. The fair value measurement process involves the following steps:

●	Initial Measurement: The September 2024 Series A Warrants are measured at fair value at the time of issuance.
●	Subsequent Measurement: The fair value of the September 2024 Series A Warrants is re-measured at each reporting date.
●	Changes in Fair Value: Any changes in fair value are recognized in earnings on the condensed consolidated statement of operations for the relevant reporting period.
●	Derivative Impact: As derivatives, the September 2024 Series A Warrants require ongoing fair value adjustments based on stock price changes and other relevant factors. This remeasurement process is essential for capturing the financial impact of the warrants’ reset and adjustment features.

The Company utilized the Black-Scholes option pricing model to estimate the fair value of the warrants. The significant assumptions and inputs applied in the remeasurement as of June 30, 2026 are summarized below:

●	Expected Volatility: 1,131.88%, based on the historical volatility of the Company’s closing stock price since inception.
●	Risk-Free Interest Rate: 4.125%, derived from the yield on three-year U.S. Treasury notes.
●	Exercise Price: $189.00, which is the floor price established in the warrant agreements.
●	Term: 1.667 years (20 months), reflecting the contractual life of the warrants.

These inputs are critical in determining the fair value of the warrants and are reassessed at each reporting date to ensure accuracy and compliance with ASC 815 requirements.

Exercise of September 2024 Series A Warrants – 2025

In February 2025, investors exercised 1,715 September 2024 Series A Warrants at an exercise price of $189.00 per warrant. The Company received cash proceeds of $324,000, which were recorded in equity. In connection with the exercise, the warrant liability was reduced by $126,180, with a corresponding increase to additional paid-in capital, based on a fair market value of $73.61 per warrant.

The following table provides a summary of the assessment for September 2024 Series A Warrants for the six months ended June 30, 2025 and 2026.

	Units	FMV
Balance at December 31, 2024	18,258	$1,424,932
Exercise of Series A Warrants – 2025	(1,715)	(126,180)
Re-measurement adjustment	—	(770,352)
FMV of Series A Warrants at June 30, 2025	16,543	$528,400

	Units	FMV
Balance at December 31, 2025	16,543	$333,657
Re-measurement adjustment	—	(329,002)
FMV of Series A Warrants at June 30, 2026	16,543	$4,655

The remeasurement of September 2024 Series A Warrants resulted in a gain of $329,002 and $770,352 for the six months ended June 30, 2026 and 2025 respectively. Such gain was recognized in the condensed consolidated statements of operations and comprehensive income (loss).

All September 2024 Series B Warrant were exercised before December 31, 2024.

NOTE 11 – SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was originally authorized to issue up to 50,000,000 ordinary shares with a par value of $0.001 per share at inception. At an extraordinary general meeting held on April 28, 2025, the shareholders approved a share consolidation, pursuant to which each of the Company’s 50,000,000 authorized ordinary shares of $0.001 par value (including all issued and unissued shares) was consolidated on a 25-for-1 basis. As a result, the Company’s authorized share capital was reduced to 2,000,000 ordinary shares with a par value of $0.025 per share.

On September 22, 2025, the shareholders approved a resolution to re-designate the Company’s 2,000,000 authorized shares into (i) 1,592,000 Class A ordinary shares with a par value of $0.025 per share and (ii) 408,000 Class B ordinary shares with a par value of $0.025 per share.

On the same date, the shareholders further approved an increase in the Company’s authorized share capital from 2,000,000 shares to 10,000,000,000 shares, comprising (i) 9,999,592,000 Class A ordinary shares with a par value of $0.025 per share and (ii) 408,000 Class B ordinary shares with a par value of $0.025 per share.

On January 22, 2026, at the Company’s extraordinary general meeting, the shareholders of the Company passed the resolution to authorize that in the event that the closing bid price per listed share of the Company on the Nasdaq Capital Market falls below US$1.00, each of the 10,000,000,000 authorized ordinary shares in the Company of US$0.025 par value (including all issued ordinary shares and any unissued ordinary shares) be consolidated at the consolidation ratio and effective time as the board of directors may determine at their sole discretion, provided that the consolidation ratio shall be not less than 2:1 and not more than 50:1, with such consolidated shares having the same rights and being subject to the same restrictions as set out in the Articles. On February 19, 2026, the board of directors of the Company approved a resolution to effect a 35-for-1 consolidation of its ordinary shares. Pursuant to the consolidation, each 35 authorized ordinary shares with a par value of $0.025 per share (including all issued and unissued shares) were combined into one ordinary share. As a result, the Company’s authorized share capital was reduced from 10,000,000,000 ordinary shares of $0.025 par value each to 285,714,286 ordinary shares of $0.875 par value each, having such rights and subject to such restrictions as set forth in the Articles. The accompanying condensed consolidated financial statements have been retroactively adjusted to reflect the share consolidation.

On April 21, 2026, the shareholders further approved an increase in the Company’s authorized share capital from 285,714,286 shares to 5,100,000,000 shares, comprising (i) 5,000,000,000 Class A ordinary shares with a par value of $0.875 per share and (ii) 100,000,000 Class B ordinary shares with a par value of $0.875 per share.

In February 2025, investors exercised 1,715 September 2024 Series A Warrants at an exercise price of $189.00 per warrant. The Company received cash proceeds of $324,000, which were recorded in equity. As of June 30, 2026 and December 31, 2025, 16,543 September 2024 Series A Warrants remained outstanding. The September 2024 Series A Warrants had fair values of $4,655 and $333,657 recorded as current liabilities as of June 30, 2026 and December 31, 2025, respectively.

In February and March, 2026, the Company issued 1,071,377 Class A ordinary shares at par value of $0.875 each. As a result, $937,455 was recorded as common stock and $6,673,347 was credited to additional paid in capital in the condensed consolidated financial statements.

On April 30, 2026, the Company issued 200,000 Class B ordinary shares to the Chief Executive Officer for his compensation. The shares were valued at $0.0657 per share based on the closing market price on the same date. As a result, $175,000 was recorded as common stock and $161,860 was debited to additional paid in capital in the condensed consolidated financial statements.

On June 11, 2026, the Company issued 730,000 Class A ordinary shares to Leyong Lin and his nominees as partial consideration for acquisition of 75% ownership interest of Mirai. The shares were valued at $0.575 per share. As a result, $638,750 was recorded as common stock and $218,750 was debited to additional paid in capital in the condensed consolidated financial statements.

On June 24, 2026, the Company issued 120,000 Class A ordinary shares to the directors as their compensation package. The shares were valued at $0.4598 per share based on the closing market price on the same date. As a result, $105,000 was recorded as common stock and $49,824 was debited to additional paid in capital in the condensed consolidated financial statements.

On June 25, 2026, the Company issued 80,000 Class A ordinary shares to the Chief Knowledge Officer as her compensation package. The shares were valued at $0.3588 per share based on the closing market price on the same date. As a result, $70,000 was recorded as common stock and $41,296 was debited to additional paid in capital in the condensed consolidated financial statements.

As of June 30, 2026 and up to the date of this report, the Company had 2,372,547 shares of common stock in issue, comprising (i) 2,160,890 Class A ordinary shares with a par value of $0.875 per share and (ii) 211,657 Class B ordinary shares with a par value of $0.875 per share.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

New Businesses and New Market Risk

The Company has shifted its focus to the UK and Japan markets through the acquisition of operating subsidiaries in the UK and Mirai since 2022. To further develop and expand business in these markets, the Company needs to secure experts and skilled workers from the local markets and obtain long-term financial support. However, there is no guarantee that these new ventures will be profitable in the short to medium term, nor that the Company will have sustainable financial resources to support long-term operations. Additionally, the continuous increase in energy and labor costs in the UK and Japan is expected to have negative impacts on the Company’s operations.

In addition, the Company is currently executing a strategic transformation to shift its business focus toward developing and monetizing a global cultural IP ecosystem. This new strategy integrates content creation and cultural tourism by converting Scotland’s Fernie Castle into an immersive Animation Art Museum. The success of the cultural IP ecosystem depends fundamentally on the Company’s ability to create and monetize original content rooted in Eastern culture that achieves significant commercial success and resonates with global audiences. However, there is no guarantee that the Company will successfully develop, commercialize, or profit from this strategy.

Legal Proceeding

As of June 30, 2026 and up to the date of this report, the Company is not a party to any litigation of which, if determined adversely to the Company, would individually or in the aggregate be reasonably expected to have a material adverse effect on the Company’s business, operating results, cash flows or financial condition.

Service Agreement

On January 30, 2024, MDJM, through its subsidiary FCC, entered into a service agreement with a third-party consultant, who is a scholar (“Scholar”). Under the terms of the agreement, the Scholar will utilize his cultural and academic expertise to provide professional advisory services for the Company’s Ancient Eastern Garden project at the Fernie Castle. As compensation, the Company will issue its ordinary shares to the Scholar in the following stages: (i) 27 shares (representing 0.2% of MDJM’s equity based on a total of 13,344 shares outstanding at December 31, 2023) upon signing the agreement; (ii) 27 shares upon completion of the design, planning, and construction report for the Ancient Eastern Garden project at Fernie Castle, and commencement of construction; (iii) 27 shares within one year following the second issuance of shares; and (iv) 27 shares upon completion of the overall development of the Fernie Castle project and the official operation of the hotel and Eastern Garden. This agreement is intended to be long-term. If the Company wishes to terminate the agreement, it must provide the Scholar with a three-month notice. On May 14, 2024, the Company issued 27 shares to the Scholar as the agreed-upon first-stage compensation.

On August 5, 2024, MDJM, through its subsidiary FCC, entered into a service agreement with a second scholar (“Scholar II”), who will also act as third-party consultant to the Company. Under the terms of the agreement, Scholar II will also utilize his cultural and academic expertise to provide professional advisory services for the Company’s Ancient Eastern Garden project at the Fernie Castle. As compensation, the Company will issue its ordinary shares to Scholar II in the following stages: (i) 27 shares (representing 0.2% of MDJM’s equity based on a total of 13,344 shares outstanding at December 31, 2023) upon signing the agreement; (ii) 27 shares upon completion of the design, planning, and construction report for the Ancient Eastern Garden project at Fernie Castle, and commencement of construction; (iii) 27 shares within one year following the second issuance of shares; and (iv) 27 shares upon completion of the overall development of the Fernie Castle project and the official operation of the hotel and Eastern Garden. This agreement is intended to be long-term. If the Company wishes to terminate the agreement, it must provide Scholar II with a three-month notice. On August 26, 2024, the Company issued 27 shares to Scholar II as the agreed-upon first-stage compensation.

On July 15, 2025, the Company entered into an Architectural Design Service Agreement with KENGO KUMA & ASSOCIATES, INC. for the Fernie Castle Oriental Landscape Project in Scotland. Under the agreement, the architect will provide concept design services for the renovation of the castle, as well as for the landscape, garden, museum, and lodging components. The total fixed design fee is approximately $360,000 (JPY58,000,000), payable in installments of 20% upon execution of the agreement, 30% upon midterm presentation, and 50% upon completion of the concept design phase. Reimbursable expenses, including travel costs, are payable separately. The agreement has an 18-month term and is governed by the laws of Scotland. As of June 30, 2026, the Company had paid approximately $178,000 (JPY29,000,000).

Pursuant to a script development agreement dated August 1, 2025 with Isabel Herguera García and Gianmarco Serra (the “Screenwriters”), the Company engaged the Screenwriters to develop and deliver the script and related materials for an animated short film currently titled “Journey to the West.” The total contractual remuneration was approximately $13,000 (10,000 Euros), payable 50% upon execution of the agreement and 50% upon final delivery and acceptance of the script. Upon delivery and acceptance, the Screenwriters exclusively assign to the Company all worldwide, perpetual, and transferable economic rights in the script and related creative elements, while retaining moral rights in accordance with applicable law. The agreement is governed by the laws of England and Wales and provides for exclusive jurisdiction in London, England. As of December 31, 2025, the Company had paid the full contractual amount. The script and related materials are expected to be completed and delivered in the first quarter of 2027.

On November 10, 2025, the Company entered into an International Production Service Agreement with ABANO PRODUCIÓNS S.L. for the animated short film Journey to the West. Under the agreement, the service provider will perform scriptwriting, graphic development, animation production, dubbing, soundtrack creation, and related technical services. The Company agreed to pay fixed fees of approximately $13,000 (10,000 Euros, excluding VAT) for scriptwriting and approximately $4,000 (3,000 Euros, excluding VAT) for graphic style development. The overall production budget is currently estimated to range from approximately $282,000 to $417,000 (210,000 to 310,000 Euros). The service provider is required to perform its services in accordance with an agreed-upon budget and production schedule, and any budget overruns require prior written approval from the Company. All intellectual property rights in the resulting work product will be exclusively owned by the Company. The agreement is governed by the laws of England and Wales.

On November 20, 2025, the Company entered into a development and co-production agreement with H5 S.A.R.L. for an animated short film project. Under the agreement, the Company committed to fund development costs of approximately $34,000 (25,000 Euros, excluding VAT), payable in installments upon achievement of specified development milestones. Following completion of development and mutual approval to proceed to production, the Company will provide production financing, with an estimated budget ranging from approximately $336,000 to $403,000 (250,000 to 300,000 Euros). Net revenue from exploitation of the film will be shared 70% to the Company and 30% to H5, while derivative revenue will be shared 85% to the Company and 15% to H5. The agreement has a term of 10 years from the first public screening and is governed by French law. As of June 30, 2026, the Company had paid approximately $14,000 (12,500 Euros) toward development costs.

NOTE 13 – RELATED PARTY TRANSACTIONS

On April 30, 2026, the Company issued 200,000 Class B ordinary shares to Mr. Siping Xu, Chief Executive Officer, for his compensation. The shares were valued at $0.0657 per share based on the closing market price on the same date, resulting in a total share-based compensation of $13,140 for Mr. Xu.

On June 24, 2026, the Company issued 80,000 Class A ordinary shares to Mr. Duncan Murray Campbell, the director, for his compensation. The shares were valued at $0.4598 per share based on the closing market price on the same date, resulting in a total share-based compensation of $36,784 for Mr. Campbell.

On June 24, 2026, the Company issued 40,000 Class A ordinary shares to Mr. Bo Wang, the director, for his compensation. The shares were valued at $0.4598 per share based on the closing market price on the same date, resulting in a total share-based compensation of $18,392 for Mr. Wang. In addition, the Company paid salaries of $18,471 and $17,824 in cash to Mr. Wang for the six months ended 2026 and 2025, respectively.

On June 25, 2026, the Company issued 80,000 Class A ordinary shares to Ms. María Consuelo Loureiro Vilarelle, the Chief Knowledge Officer, for her compensation. The shares were valued at $0.3588 per share based on the closing market price on the same date, resulting in a total share-based compensation of $28,704 for Ms. Vilarelle.

NOTE 14 – SEGMENT AND GEOGRAPHIC AREA INFORMATION

The Group’s major income source was the hospitality business conducted in the UK during the six months ended June 30, 2025. The Group’s major income sources were the hospitality business conducted in the UK and the trading business conducted in Japan during the six months ended June 30, 2026.

The Company’s chief operating decision maker (“CODM”), identified as the Chief Executive Officer, reviews consolidated financial information for purposes of evaluating financial performance and allocating resources. The CODM regularly reviews discrete financial information by geographic region. Accordingly, management has determined that the Company operates as two operating and reportable segments.

The following tables present a summary of the Group’s long-lived assets, net by geographic region as of June 30, 2026 and December 31, 2025.

	June 30, 2026		December 31, 2025
Assets by Geographic Region	US$	%	US$	%
UK	4,219,609	99%	3,789,126	100%
Japan	25,764	1%	—	—
Total Assets	4,245,373	100%	3,789,126	100%

The following tables present a summary of the Group’s revenues by source and by geographic region for the six months ended June 30, 2026 and 2025:

	June 30, 2026
	UK –	Japan –	Cayman
	Hotel business	Trading business	and others	Consolidated
	US$	US$	US$	US$
Revenues	9,382	2,018,746	—	2,028,128
Cost of revenues	—	(2,014,009)	—	(2,014,009)

Payroll and payroll taxes	(51,055)	(1,241)	(295,390)	(347,686)
Professional fees	(6,276)	—	(1,101,084)	(1,107,360)
Depreciation and amortization	(41,281)	(354)	—	(41,635)
Reversal of allowance for CECL – accounts receivable, net	—	6,609	—	6,609
Other general and administrative expenses	(195,595)	(561)	(1,404)	(197,560)

Other income	193,745	—	329,002	522,747
Income tax	—	(2,409)	—	(2,409)

Net (loss) income	(91,080)	6,781	(1,068,876)	(1,153,175)

	June 30, 2025
	UK –	Japan –	Cayman
	Hotel business	Trading business	and others	Consolidated
	US$	US$	US$	US$
Revenues	21,536	—	—	21,536

Payroll and payroll taxes	(38,670)	—	(11,067)	(49,737)
Professional fees	(2,499)	—	(347,033)	(349,532)
Depreciation and amortization	(38,404)	—	—	(38,404)
Allowance for CECL – accounts receivable, net	(69)	—	—	(69)
Other general and administrative expenses	(67,166)	—	(172,033)	(239,199)

Other income	(118,090)	—	927,907	809,817

Net (loss) income	(243,362)	—	397,774	154,412

NOTE 15 – SUBSEQUENT EVENT

On July 3, 2026, MDJM Hong Kong was officially dissolved.

On July 15, 2026, the Board approved and adopted the Company’s 2026 Second Equity Incentive Plan (the “Plan”), effective immediately. The Plan reserves 200,000 Class A ordinary shares and 200,000 Class B ordinary shares for issuance, subject to adjustment in accordance with its terms. On the same date, the Board and the Compensation Committee approved awards of an aggregate of 400,000 ordinary shares under the Plan, consisting of 200,000 Class A ordinary shares and 200,000 Class B ordinary shares, to certain employees for services rendered. The awards included 200,000 Class B ordinary shares granted to Mr. Siping Xu, the Company’s Chief Executive Officer and Chairman.

On October 1, 2026, Nasdaq filed a Form 25 with the SEC to remove the Company’s Class A ordinary shares from listing and registration under Section 12(b) of the Exchange Act. The Class A ordinary shares are currently quoted on the OTCQB Venture Market under the ticker symbol “UOKAF.”